# Nasdaq Regulation



**Arnold Golub**
Vice President
Office of General Counsel

September 16, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 10, 2025, The Nasdaq Stock Market (the "Exchange") received from SSGA Active Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


SPDR SSGA My2035 Corporate Bond ETF

SPDR SSGA My2031 Municipal Bond ETF


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,